CALIX, INC.

December 14, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director

Kate Beukenkamp, Staff Attorney

Re:	Calix, Inc.

Amendment to Registration Statement on Form S-4 (Registration No. 333-170282)

Application for Withdrawal of Amendment to Registration Statement

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Calix, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-4, File Number 333-170282, together with all exhibits thereto (the “Registration Statement”).

The Amendment was filed as a pre-effective amendment to the Company’s Registration Statement on Form S-4 when, as discussed with the staff of the Commission, it should have been filed as a post-effective amendment to the Company’s Registration Statement on Form S-4. We request that the Commission withdraw the Registration Statement as soon as practicable. The Company intends to promptly re-file the same document as a post-effective amendment shortly after the Amendment is withdrawn. The Company hereby confirms that no securities were issued or sold in connection with the transaction described in the Registration Statement. Therefore, withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order, via facsimile, to Michael J. Torosian at (650) 463-2600.

If you have any questions regarding this application, please contact Michael J. Torosian of Latham & Watkins LLP by telephone at (650) 328-4600 or by fax at (650) 463-2600. Thank you for your attention to this matter.

Very truly yours, CALIX, INC.

By:	/s/ Kelyn Brannon
Kelyn Brannon Executive Vice President and CFO

cc:	Michael J. Torosian, Esq., Latham & Watkins LLP